UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Modern Mobility Aids, Inc.
(Name of Registrant as Specified In Its Charter)

333-168983
(Commission File Number)

Nevada	27-4677038
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5511 Steeles Ave West, Unit 7
Toronto, ONT M9L 1S7

 (Address of Principal Executive Offices)

Tel: (416) 417-7131
 (Registrant’s Telephone Number)

MODERN MOBILITY AIDS, INC.

INFORMATION STATEMENT
FILED PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY
OF THE BOARD OF DIRECTORS

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS
DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION
BY STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS
INFORMATION STATEMENT.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided to our stockholders solely for informational purposes and not in connection with a vote of the Company’s stockholders.  You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the information provided herein.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of May 27, 2011 of the outstanding shares of Common Stock, par value $0.001 per share, of Modern Mobility Aids, Inc., a Nevada corporation (“we,” “us,” “our,” “Modern Mobility” or the “Company”), in connection with the transactions contemplated pursuant to the terms and conditions of Common Stock Purchase Agreements (the “SPAs”) entered into by and between the Sergei Khorolski, one of the members of our Board of Directors and formerly our President and Chief Executive Officer, and Valeri Politika, one of the members of our Board of Directors and formerly our Treasurer, Chief Financial Officer and Secretary ( collectively, the “Sellers”) and  Mohamed K. Karatella (the “Buyer”).   On May 26, 2011 (the “Closing Date”), pursuant to the terms of the SPAs,  the Sellers sold to the Buyer an aggregate of 6,500,000 shares of the Common Stock of the Company, representing approximately 66.5% of the outstanding Company stock of the Company (the “Transactions”) for a aggregate purchase price of $65,000, which was paid from the purchaser’s own funds.

Additionally, in connection with the Transactions, under the terms of the SPAs, Sergei Khorolski and Valeri Politika, who were the only members of our Board of Directors prior to the Transaction appointed Mohamed K. Karatella and Antonio Domingues to serve as members of our Board of Directors.  Mr. Khorolski and Mr. Politika have agreed to resign as members of our Board of Directors approximately eleven (11) days after this Information Statement is mailed to our stockholders.  On the Closing Date, Mr. Khorolski and Mr. Politika resigned as officers of the Company.  On that date, Mohamed K. Karatella was appointed as our President, Chief Financial Officer, and Treasurer and Antonio Domingues as our Secretary.  Given the appointment of Mr. Karatella and Mr. Domingues to our Board of Directors, effective upon the resignations of Mr. Khorolski and Mr. Politika, we will experience a change in a majority of our Board of Directors. Because of the sale of our Common Stock pursuant to the SPAs and the change in the composition of our Board of Directors, both of which have already occurred, and the contemplated resignations of Mr. Khorolski and Mr. Politika from our Board of Directors, there will be a change of control of our Company at both the stockholder and director levels.

Please read this Information Statement carefully. It describes the terms of the Transactions and contains certain biographical and other information concerning our executive officers and directors.  In connection with the Transactions, we are filing a Current Report on Form 8-K.  The description of the Transactions and related matters described above and elsewhere in this Information Statement are qualified in their entirety by the descriptions thereof set forth in such Current Report on Form 8-K.  All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

Certain of the events and other matters described in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the actual events described herein to be materially different from those anticipated in the descriptions in this Information Statement.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the delivery to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders) in connection with Transactions such as the Transactions. Accordingly, the change in a majority of the Company’s directors will not occur until at least 10 days following the delivery of this Information Statement.  This Information Statement will be first mailed to the Company’s stockholders of record on or about May 27, 2011.

CHANGE IN CONTROL

On May 26, 2011, pursuant to the terms of the SPAs, the Sellers sold an aggregate of 6,500,000 shares (approximately 66.5%) of the Company’s outstanding Common Stock for an aggregate purchase price of $65,000. As a condition to the closing of the Transactions, all outstanding obligations of the Company were paid by the Sellers. Additionally, in connection with the sale of stock under the SPAs, upon the closing of the Transactions contemplated by the SPAs, our Board of Directors appointed Mohamed K. Karatella and Antonio Domingues to serve as members of our Board of Directors and Mr. Khorolski and Mr. Politika have agreed to resign as members of our Board of Directors approximately eleven (11) days after this Information Statement is mailed to our stockholders.  On the Closing Date, Mr. Khorolski and Mr. Politika also resigned as officers of the Company.  Mohamed K. Karatella was appointed as our President, Chief Executive Officer, Chief Financial Officer, and Treasurer and Antonio Domingues as our Secretary.  Because of the sale of our Common Stock pursuant to the SPAs and the change in the composition of our Board of Directors, both of which have already occurred, and the contemplated resignations of Mr. Khorolski and Mr. Politika from our Board of Directors, there will be a change of control of our Company at both the stockholder and director levels.

VOTING SECURITIES

As of May 27, 2011, we had 9,774,000 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of May 25, 2011 (Prior to the Transactions)

The following table sets forth information regarding the beneficial ownership of the shares of our Common Stock as of May 25, 2011 by:

•	Each person whom we know to be the beneficial owner of 5% or more of our outstanding Common Stock;
•	Each of our executive officers;

•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of May 25, 2011, 9,744,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.   The address of each stockholder is listed in the table.  There are no shares of any other class or series of stock issued and outstanding.

The following information is presented as of May 25, 2011.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
Sergei Khorolski 1821 Walden Office Square, Suite 400 Schaumburg, IL 60173 President, CEO, and Director	3,500,000	35.8%
Valeri Politika 1821 Walden Office Square, Suite 400 Schaumburg, IL 60173 Secretary, Treasurer, CFO and Director	3,000,000	30.7%

All Directors and Officers as a Group (2 individuals)	6,500,000	66.5%

Beneficial Ownership Information as of May 27, 2011 (Subsequent to the Transactions)

The following table sets forth information with respect to the levels of beneficial ownership of our Common Stock owned after the Transactions by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding Common Stock;
•	Each of our executive officers;

•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 9,774,000 shares of Common Stock issued and outstanding. In connection with the SPAs, 6,500,000 shares of Common Stock were sold to Mohamed K. Karatella, representing approximately 66.5% of our outstanding Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percentage of Class

Sergei Khorolski 1821 Walden Office Square, Suite 400 Schaumburg, IL 60173 Director	0	0%
Valeri Politika 1821 Walden Office Square, Suite 400 Schaumburg, IL 60173 Director	0	0%
Mohamed K. Karatella 5511 Steeles Ave West, Unit 7 Toronto, ONT M9L 1S7 President, Chief Financial Officer, Treasurer and Director	6,500,000	66.5%
Antonio Domingues 5511 Steeles Ave West, Unit 7 Toronto, ONT M9L 1S7 Secretary and Director	0	0%

All directors and executive officers as a group (4 persons):	6,500,000	66.5%

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The current members of our Board of Directors are Sergei Khorolski, Valeri Politika, Mohamed K. Karatella and Antonio Domingues.   Following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, Sergei Khorolski and Valeri Politika will resign from our Board of Directors.

The following discussion sets forth information regarding our current executive officers and directors.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

Sergei Khorolski served as our President and Chief Executive Officer from inception on December 19, 2007 until May 26, 2011 and has been a member of our Board of Directors since December 27, 2011. Sergei Khorolski holds Bachelor of Science in Aviation degree and had been working as a commercial pilot for over 30 years, ten of which he was a captain of large commercial airplanes.  Mr. Khorolski is now retired and for the past five years has provided consulting services to various companies.

Valeri Politika served as our Chief Financial Officer, Secretary and Treasurer from April 25, 2010 until May 26, 2011 and has been a member of our Board of Directors since December 27, 2007.  Valeri Politika holds a Mechanical Engineer degree and for the past five years has worked as a Chief Design Engineer for a private company “TTS Technologies “where he is involved in creating and developing many of the firm's designs.  His main responsibilities include helping his firm’s clients take prototype concepts from the design stage to mass production. Mr. Politika also participates in the design and modification of new mechanical products and technologies.  He also helps to manage local and overseas manufacturers, suppliers, prototype makers and mold makers.

Mohamed K. Karatella has served as our President, Chief Financial Officer, Treasurer and a member of our Board of Directors since May 26, 2011.  Mr. Karatella is 50 years old and is a retail executive with a proven diversified track record.  From April 2009 to present, Mr. Karatella has served as the Chief Executive Officer of Brandmasters, a Canadian branding and marketing agency which he co-founded and which caters to a diverse client base ranging from small and medium sized businesses to high profile political parties.  Since August, 2009, he has also managed Tricon Sourcing Inc, which he co-founded and which is an apparel and accessories design, sourcing and manufacturing self financed concern with offices in LA, Toronto, Shanghai, and Guangzhou, China.  From June 2007 to March 2009, Mr. Karatella served as the Divisional Vice President of the HomeSense/Winners division of Winners Merchants International, Canada’s number one off price retailer, with 196 branded-apparel based stores under the Winners banner, and 75 Home Décor stores under the HomeSense banner.  Winners merchant international is an industry leader with $2 billion in sales in Canada, and $22 billion in sales globally.  From April, 2004 to June, 2006, Mr. Karatella served as the President of ANP Yorkdale Ltd (“ANP”), a holding company with initially two stores under the 4You brand, in Canada and which subsequently owned and operated 22 stores in Canada, with 250 employees.  At ANP, Mr. Karatella joined an existing partnership as operating partner, with mandate to grow branded 4You stores across Canada and oversaw the creation of HO support systems, accounting systems, operations, distribution, logistics, marketing, design, product development along with other responsibilities.  Mr. Karatella has also served as the President of Grafton-Fraser Inc, Canada’s oldest menswear company.

Antonio Domingues has served as our Secretary and a member of our Board of Directors since May 26, 2011.  Mr. Domingues is 55 years old.  From April, 2002 to present, Mr. Domingues has served as the President and Chief Executive Officer of Domingues Developments Ltd, a housing development company with 31 employees and approximately, $7 million in sales per year.  Mr. Domingues was awarded a degree in Mechanical Engineering from University of Lisbon (Portugal).

Significant Employees

As of the date hereof, the Company has no significant employees.

INFORMATION CONCERNING THE BOARD OF DIRECTORS, BOARD COMMITTEES AND CORPORATE GOVERNANCE

BOARD COMPOSITION

Our Board of Directors consists of four (4) directors. The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Presently we are not required to comply with the director independence requirements of any national securities exchange.  Prior to having our securities listed on any national securities exchange, we would appoint directors that meet the independence requirements of the applicable exchange.

COMMITTEES OF THE BOARD

Since the Company's Common Stock is quoted on the OTC Bulletin Board, the Board has no immediate plans or need to establish an audit committee with a financial expert or a compensation committee to determine guidelines for determining the compensation of its executive officers or directors. For similar reasons, the Company has not adopted a written policy for considering recommendations from stockholders for candidates to serve as directors or with respect to communications from stockholders.

BOARD MEETINGS AND STOCKHOLDER COMMUNICATIONS

The Board conducted all of its business and approved all corporate actions during the fiscal year ended June 30, 2010 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the President at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Family Relationships

None.

Conflicts of Interest

We are not aware of any current conflicts of interest between our officers and directors, and us.  However, certain potential conflicts of interests may arise in the future.

From time to time, one or more of our affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that we own and operate or may own and operate in the future. These persons may continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with ours with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among our interests and other businesses with which our affiliates are associated. Our affiliates are in no way prohibited from undertaking such activities, and neither we nor our stockholders will have any right to require participation in such other activities.

Further, because we may transact business with some of our officers, directors and affiliates, as well as with firms in which some of our officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of us and these related persons or entities. We believe that such transactions will be effected on terms at least as favorable to us as those available from unrelated third parties.

Term of Office

Our directors are appointed for a one-year term. Our officers are appointed by our Board of Directors and hold office until removed by the board.  All officers and directors listed above will remain in office until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors.

Compliance With Section 16(A) Of The Exchange Act.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10 percent of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership Securities).  Directors, executive officers and beneficial owners of more than 10 percent of the Company’s Common Stock are required by SEC regulations to provide the Company with copies of all Section 16(a) forms that they file.  Based solely on review of the copies of such forms furnished to the Company, or written representations that no reports were required, the Company believes that Mr. Khorolski and Mr. Politika failed to file required Forms 3 but that each other current officer, director and beneficial owner of 10 percent or more of the Company’s securities filed a Form 3 with the SEC and has reported on Form 4 changes of ownership since such filing and that all of such persons has complied with the Section 16(a) filing requirements applicable to them.

CODE OF ETHICS

The Company has not adopted a written code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer and any persons performing similar functions. The Company expects to adopt a Code of Ethics in the future.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table shows for fiscal years ended June 30, 2010 and 2009, respectively, certain compensation awarded or paid to, or earned by, our prior President and Chief Executive Officer (the "Named Executive Officer”).

None of our executive officers earned more than $100,000 in salary and bonus for the 2010 or 2009 fiscal years. We did not grant options to acquire shares of our Common Stock to them during the period indicated.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)

Sergei Khorolski(1) (3) President, Chief Executive Officer and Director	2010	$—	$—	$—	$—	$750
	2009	$—	$—	$—	$—	$—

Mohamed K. Karatella (2) President, Chief Financial Officer, Treasurer and Director	2010	$—	$—	$—	$—	$—
	2009	$—	$—	$—	$—	$—

(1)  Mr. Khorolski has served as our President and Chief Executive Officer until the consummation of the Transactions on May 26, 2011.

(2)  Mr. Karatella served as our President, Treasurer and Chief Financial Officer upon the consummation of the Transactions on May 26, 2011.

(3)  Mr. Khorolski and Mr. Politika served provided consulting services to the company as per unwritten arrangement with the company at $250 per month during the period starting April 2010 and ending May 26, 2011. These services include: overseeing daily operations; corresponding with customers, vendors, business partners, professional firms and regulatory authorities;

Director Compensation

The following table shows information regarding the compensation earned during the fiscal year ended June 30, 2010 and 2009 by members of board of directors.
		Fees	Stock	Option (5)	Non-Equity Incentive	Non-qualified Deferred Comp	All other	Total
Sergei Khorolski(1) (2)	2010 2009						— —	— —
Valeri Politika(1) (2)	2010 2009						— —	— —
Mohamed K. Karatella	2010 2009						— —	— —
Antonio Domingues	2010 2009						— —	— —

(1)	The compensation listed herein relates to services rendered to the Company by the named individuals unrelated to their services as members of the Company’s Board of Directors.

(2)
Mr. Khorolski and Mr. Politika served provided consulting services to the company as per unwritten arrangement with the company at $250 per month during the period starting April, 2010 and ending May 26, 2011. These services include: overseeing daily operations; corresponding with customers, vendors, business partners, professional firms and regulatory authorities; identifying potential products for our portfolio; monitoring the company’s reporting and compliance activities.

INCENTIVE PLANS

We have not adopted a stock incentive or similar plan.

PENSION BENEFITS

There were no pension benefit plans in effect in our 2010 or 2009 fiscal years.

NONQUALIFIED DEFINED CONTRIBURTION AND OTHER NONQUALIFIED DEFERRED COMPENSATION PLANS

There were no nonqualified defined contributions or other nonqualified deferred compensation plans in effect in 2010 or 2009 fiscal years.

OPTION GRANTS IN LAST FISCAL YEAR

We did not grant to the Named Executive Officer, or any other person options to purchase shares in fiscal 2010 or 2009.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

None of our officers held options to purchase shares of our Common Stock during fiscal 2010 or 2009.

EMPLOYMENT AGREEMENTS

We have not entered into employment agreements with any person.

DIRECTOR COMPENSATION

We have not compensated our Board members for their participation on the Board and do not have any standard or other arrangements for compensating them for such services.   We may issue shares of our Common Stock or options to acquire shares of our Common Stock to members of our Board of Directors in consideration for their services as members of our Board of Directors.  We may also reimburse Directors for expenses incurred in connection with their attendance at meetings of the Board of Directors.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not entered into transactions with our officers, Directors, persons nominated for these positions, beneficial owners of 5% or more of our Common Stock or family members of these persons wherein the amount involved exceeds the lesser of $120,000 or one percent company's total assets at year end for the last completed fiscal year.

Prior to May 26, 2011, Mr. Khorolski and Mr. Politika provided consulting services to the Company as per unwritten arrangements with them at $250 per month starting April 2010. During the year ended June 30, 2010, management consulting services of $1,500 were charged to operations. As of June 30, 2010, the Company owed to Directors of the Company $1,500 for management consulting fees. Such amounts are unsecured, non-interest bearing, and have no terms for repayment.

During the period from December 19, 2007 (inception) to June 30, 2010, the Company issued 6,500,000 shares of Common Stock at $0.001 per share to its Directors and officers and realized total proceeds of $6,500.

We did not have any promoters besides our directors at any time during the past five fiscal years.

Review, approval or ratification of transactions with related persons

Currently, we do not have formal policies and procedures for the review, approval, or ratification of transactions with related persons.  However, our board carefully reviews all transactions between the Company and related persons to determine whether the relationship is in the best interest of the Company and that the terms of any agreement are no less favorable to the Company then they would be if the relationship was with an unrelated third party.

Our Board of Directors consists of four (4) directors. The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a) (2) (A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, our directors, Sergei Khorolski, Valeri Politika and Mohamed K. Karatella would not be considered independent as they also serve as either executive officers or employees of the Company. Mr. Domingues would be considered independent under these standards.  Presently we are not required to comply with the director independence requirements of any national securities exchange.  Prior to having our securities listed on any national securities exchange, we would appoint directors that meet the independence requirements of the applicable exchange.

LEGAL PROCEEDINGS

There are presently no legal proceedings to which the Company, any executive officer, any owner of record or beneficially of more than five percent of any class of voting securities is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

Compensation Policies and Practices as they Relate to Risk Management

The Company does not currently believe that any risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company. As of the date of this information statement, however, the Company has not completed the process of evaluating its compensation policies and practices as they relate to the Company’s risk management. Upon completion of this evaluation, the Company’s assessment of the potential effects of risks arising from its compensation policies may change.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2011	MODERN MOBILITY AIDS, INC. /s/ Mohamed Karatella Mohamed Karatella President, Chief Financial Officer, Treasurer and Principal Accounting Officer